ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

13 March 2002

BY EXPRESS MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

MAR 26 2002

SUPPL

Dear Sirs

Roly International Holdings Ltd.
Grant of Options under The Roly (1999) Share Option Scheme

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 12 March 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

02028156

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Encl.

22/F. - 24/F., CITY LANDMARK I, 68 CHUNG ON STREET, TSUEN WAN, HONG KONG.
TEL.: 852-2941 8888 FAX: 852-2739 8010

ROLY INTERNATIONAL HOLDINGS LTD

Grant of Options under The Roly (1999) Share Option Scheme

The Company wishes to announce that options to subscribe for an aggregate of 9,600,000 shares of US$0.10 each in the Company have been granted to selected full-time employees of the Group on 7 March 2002 ("Date of Grant") pursuant to The Roly (1999) Share Option Scheme ("Scheme").

Out of the above 9,600,000 shares issuable under the options, the executive directors of the Company KHOO Kim Cheng, LIN Jui Hsien, Jacob and FU Jin Ming, Patrick have been granted options to subscribe for 2,000,000, 2,000,000 and 1,000,000 shares respectively.

The options are exercisable at the subscription price of US$0.13 per share (being the price fixed at a discount of 20% to the average of the last dealt prices for a share for the three consecutive trading days immediately preceding the Date of Grant) during the period from 7 March 2003 to 6 March 2010 subject to the special conditions as stated in the offer letters and the rules of the Scheme.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 12/03/2002 to the SGX